Exhibit 4.3

Shutterfly, Inc. 2012 Israeli Restricted Stock Unit Inducement Plan
Under Section 102 of the Israeli Tax Ordinance

1.This Shutterfly, Inc. 2012 Israeli Restricted Stock Unit Inducement Plan (the “Plan”) was approved by the board of directors (the “Board”) of Shutterfly, Inc. (the “Company”) on May 21, 2012, and was filed with the Israel Tax Authority (the “ITA”) on June 16, 2012. Capitalized terms used herein and not defined in the text of the Plan are defined in Section 11 below.
2.This Plan shall be adminstrated by the Committee or by the Board acting as the Committee. As such, the Committee shall have full authority in its discretion to determine eligible Participants and the terms and conditions applying to Awards under the Plan and any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and the granting of Awards, including any independent director approval requirements in accordance with Rule 5635(c)(4) of the Marketplace Rules of the Nasdaq Stock Market, Inc.
3.To be eligible to receive an Award under this Plan, a Participant must be a resident of the State of Israel and a person to whom the Company may issue securities without stockholder approval in accordance with Rule 5635(c)(4) of the Marketplace Rules of the Nasdaq Stock Market, Inc. as are selected from time to time by the Committee in its sole discretion.
4.No member of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted hereunder. Subject to the Company’s decision and to all approvals legally required, each member of the Board shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him or her, or any liability arising out of any act or omission to act in connection with the Plan unless arising out of such member's own willful misconduct or bad faith, to the fullest extent permitted by applicable law.
5.The term of this Plan is 10 years from the effective date, which shall be the closing of the Share Purchase Agreement, made as of May 22, 2012, by and among Shutterfly, Inc., a Delaware corporation, Photoccino Ltd, an Israeli company, the shareholders that are signatories thereto, and Mr. Liav Even-Chen solely in his capacity as the representative of the selling parties (the “Share Purchase Agreement”).
6.The maximum number of shares of the Company’s Common Stock, par value $0.0001 per share (the “Shares”) issuable under Awards made under the Plan shall be as determined in accordance with the terms of Section 7.11 of the Share Purchase Agreement.
7.All Awards made pursuant to this Plan shall be governed by and subject to Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (as now in effect or as hereafter amended, the “Ordinance”) and the rules and regulations promgulated thereunder, including specifically the Income Tax Rules (Tax Benefits in Stock Issuances to Employees) 5763-2003 (the “Rules”). The terms of Section 102 of the Ordinance (“Section 102”) and the Ordinance shall be deemed an integral part of any Trustee 102 Award made hereunder and shall prevail over any term contained in the Plan or any Award Agreement that is not consistent therewith.
8.The Company has elected that all Awards under this Plan shall be made pursuant to Section 102(b)(2) of the Ordinance as Trustee 102 Awards under the Capital Gains Track. The Company’s election to grant Trustee 102 Awards under the Capital Gains Track shall be filed with the ITA.
9.Any provisions of the Ordinance and any certificates or rulings of the ITA, even if not expressly specified in this Plan, or any documents which are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Trustee and the Participant shall comply with the Ordinance and the Rules, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. Further, the Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102. To the extent that the Shares are listed on any established stock exchange or a national market system, the provisions of Section 102(b)(3) of the Ordinance will apply with respect to the Israeli tax rate applicable to such Awards.
10.The Awards as well as any Shares allocated or issued upon exercise or settlement of such Award and/or bonus shares and/or share dividend and/or any rights granted with respect to such Award, shall be held by the Trustee for the benefit of the Participant for the requisite Holding Period. After termination of the Holding Period, the Trustee may release such Awards and any such Shares, provided that: (i) the Trustee received an acknowledgment from the

Exhibit 4.3

ITA that the Participant has paid any applicable tax due pursuant to the Ordinance, or (ii) the Company and/or an Affiliate and/or the Trustee have made other arrangements for the deduction of tax at source acceptable to the Trustee.
11.Subject to the provisions of Section 102, a Participant shall not be entitled to sell or release from trust any Award, any Shares received upon the settlement of any such Award and/or bonus shares and/or share dividend granted with respect to such Award, until the lapse of the Holding Period and in accordance with Section 102, unless entitled to do so under applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the shares have been withheld for transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, this Agreement and any applicable law. To avoid doubt, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder, including the different tax ramifications, shall apply to and shall be borne by the Participant.
12.All other terms and conditions of the awards granted pursuant to this Plan, shall be set forth in the Award Agreements under the Plan.
13.The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award; provided, however, that a Participant’s Award shall be governed by the version of this Plan then in effect at the time such Award was granted.
14.Certain definitions:
a.“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.
b.“Award” means awards of Restricted Stock Units to Participants under this Plan.
c.“Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the Ordinance pursuant to which income resulting from the sale of Shares derived from Awards is taxed as a capital gain.
d.“Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.
e.“Holding Period” means the requisite period prescribed by the Ordinance and the Rules, or such other period as may be required by the ITA, with respect to Trustee 102 Awards, during which Trustee 102 Awards awarded by the Company must be held by the Trustee for the benefit of the person to whom it was granted
f.“Participant” means any eligible employee, director or Nosei Misra - Officer Holder (as such term is defined in the Israeli Companies’ Law, 5759-1999) of the Company or its Affiliate, but excluding any Controlling Shareholder, as defined in the Ordinance.
g.“Trustee” means any individual or entity appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance and the regulations thereof.
h.“Trustee 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of a Participant.

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